1301 McKinney Street, Suite 2100

Houston, Texas 77010

June 10, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: H. Roger Schwall

Re:	Memorial Resource Development Corp.

Registration Statement on Form S-1, as amended

File No. 333-195062

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Memorial Resource Development Corp., a Delaware corporation (the “Company”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 2:00 p.m. (EST) on June 12, 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (713) 588-8370 or Shar Ahmed or John Goodgame of Akin Gump Strauss Hauer & Feld LLP at (713) 220-8126 or (713) 220-8144, respectively, with any questions you may have concerning this request and please contact any one of them by telephone call when this request for acceleration has been granted.

Division of Corporation Finance

Mr. H. Roger Schwall

June 10, 2014

Very truly yours,

Memorial Resource Development Corp.

By:	/s/ Kyle N. Roane
Name: Kyle N. Roane
Title: Vice President, General Counsel and Corporate Secretary

cc:	Shar Ahmed, Akin Gump Strauss Hauer & Feld LLP

John Goodgame, Akin Gump Strauss Hauer & Feld LLP

Doug McWilliams, Vinson & Elkins L.L.P.